[redacted]

08029258

COMMISSION
)549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E1 Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Itin 212-425-2670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Murphy, Miller & Baglieri, LLP
(Name – *if individual, state last, first, middle name*)

65 Harristown Road	Glen Rock	New Jersey	
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ron Itin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E1 Asset Management, Inc., as of February 27, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEIGH ANN JENKINS
Notary Public, State of New York
No. 01JE6118619
Qualified In Kings County
Commission Expires November 15, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MM&B LLP
Accountants and Consultants

Murphy, Miller & Baglieri, LLP
Making the Most of Your Business

To the Board of Directors
E1 Asset Management, Inc.
New York, New York

In planning and performing our audit of the financial statements of E1 Asset Management, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this opportunity, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in

conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directions, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Glen Rock, New Jersey
February 26, 2008

E1 Asset Management, Inc.

Report on Financial Statements
(with Supplementary Information)

Year Ended December 31, 2007

E1 ASSET MANAGEMENT, INC.

Index

MM&B LLP
Accountants and Consultants

Murphy, Miller & Baglieri, LLP
Making the Most of Your Business

Independent Auditors' Report

To the Stockholders
E1 Asset Management, Inc.

We have audited the accompanying statement of financial condition of E1 Asset Management, Inc. as of December 31, 2007 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E1 Asset Management, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Murphy, Miller, Baglieri LLP

Glen Rock, New Jersey
February 26, 2008

65 Harristown Road • Glen Rock, NJ 07452 • (201) 612-0015 • Fax: (201) 612-4669
www.mmbllp.biz

E1 ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 956,144
Receivable from broker	240,090
Prepaid expenses	64,237
Furniture, fixtures and equipment, net	153,556
Other assets	214,920
Total	$ 1,628,947

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 48,575
Accrued expenses	901,100
Total liabilities	949,675
Commitments and contingencies	
Stockholders' equity :	
Common stock, no par value; 100 shares authorized, issued and outstanding	109,270
Additional paid-in capital	28,000
Retained earnings	542,002
Total stockholders' equity	679,272
Total	$ 1,628,947

See Notes to Financial Statements.

E1 ASSET MANAGEMENT, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

Commissions	$ 10,365,993
Interest income	19,930
Other income	50,750
	10,436,673
Expenses:	
Officers' and employees' compensation and benefits	7,459,327
Regulatory fees and expenses	92,466
Communication and data processing	534,026
Occupancy	405,906
Other expenses	1,128,831
	9,620,556
Net income before state and local income taxes	816,117
Provision for state and local income taxes	75,684
Net income	$ 740,433

See Notes to Financial Statements.

E1 ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2007	$ 109,270	$ 28,000	$ 633,407	$ 770,677
Net income			740,433	740,433
Shareholders distributions			(831,838)	(831,838)
Balance, December 31, 2007	$ 109,270	$ 28,000	$ 542,002	$ 679,272

See Notes to Financial Statements.

E1 ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Operating activities:	
Net income	$ 740,433
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	56,292
Deferred income taxes	(2,841)
Changes in operating assets and liabilities:	
Receivable from broker	(131,718)
Prepaid expenses	(17,382)
Other assets	(28,893)
Accounts payable	19,167
Accrued expenses	747,368
Other liabilities	(1,927)
Net cash provided by operating activities	1,380,499
Net cash used in investing activities - purchase of furniture, fixtures and equipment	(44,495)
Net cash used in financing activities - shareholders distributions	(831,838)
Net increase in cash	504,166
Cash, beginning of year	451,978
Cash, end of year	$ 956,144
Supplemental disclosure of cash flow data:	
Income taxes paid	$ 70,865

See Notes to Financial Statements.

Note 1 - Nature of business:

E1 Asset Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Note 2 - Summary of significant accounting policies:

Furniture, fixtures and equipment:
Furniture, fixtures and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years.

Rent expense:
The Company complies with SFAS No. 13, "Accounting for Leases". Rent is charged to operations by amortizing minimum lease payments over the term of the lease using the straight-line method.

Income taxes:
The Company, with the consent of its stockholders, has elected to be an "S" corporation for Federal and New York State purposes. In lieu of corporation income taxes, the stockholders of an "S" corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company provides for the state of New York minimum corporate level franchise tax on "S" corporations. The Company also provides for New York City income taxes at the local statutory rates.

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, for New York City taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period plus or minus the change during the period in deferred taxes.

Note 2 - Summary of significant accounting policies (concluded):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentration of credit risk:

Cash balances:

At December 31, 2007 and at various times throughout the year, the Company's cash balances exceeded the Federal Deposit Insurance Corporation's limit of $100,000.

Note 4 - Furniture, fixtures and equipment, net:

Furniture, fixtures and equipment, net consists of the following at December 31, 2007:

Office equipment	$164,291
Furniture and fixtures	113,429
Computer equipment	99,153
	376,873
Less accumulated depreciation	(223,317)
Total	$153,556

Depreciation expense for the year ended December 31, 2007 was $56,292.

Note 5 - Other assets, net:

Other assets consist of the following at December 31, 2007:

Employee loans	$102,784
Restricted cash	61,308
Security deposits	47,686
Miscellaneous receivables	2,228
Deferred taxes	914
Total	$214,920

Note 6 - Lines of credit:

The Company maintains two unsecured revolving lines of credit with total available borrowings of $90,000. At December 31, 2007 there were no outstanding balances on the lines. Advances on the credit lines are payable over 36 months and carry an interest rate of 1% ($65,000) and 6% ($25,000) over prime, respectively. The credit lines are personally guaranteed by the shareholders of the corporation.

Note 7 - Accrued expenses:

Accrued expenses consist of the following at December 31, 2007:

Accrued salaries and payroll taxes	$811,821
Accrued legal fees	41,119
Income taxes payable	27,334
Accrued rent	20,826
Total	$901,100

Note 8 – State and local income taxes:

The deferred tax asset arises primarily from differences in computing depreciation. In evaluating the need for a valuation allowance relative to deferred taxes, management reviewed information pursuant to the requirements of SFAS No. 109, including current and historical results of operations, future income projections and potential tax-planning strategies. At December 31, 2007 the Company determined no valuation allowance was deemed necessary.

The deferred tax assets at December 31, 2007 included in other assets totals $914.

The current and deferred portions of the income tax expense included in the statement of income are as follows:

	Current	Deferred	Total
State and local	$ 78,525	$ (2,841)	$ 75,684

Note 9 – Commitments:

Operating leases:

The Company leases its two premises under operating leases expiring at various times through October 2013. The two leases for the Company's primary location require the payment of real estate taxes and specific operating expenses. The lease for the second location requires the payment of real estate taxes and increases based upon the consumer price index. Additionally, the Company leases vehicles, information systems and office equipment under various operating leases expiring through February 2010.

Future minimum lease payments under operating leases and licensing agreements are as follows:

Year ended December 31	Total	Premises	Vehicles and Equipment	Information Systems
2008	$ 611,725	$ 387,079	$ 53,646	$171,000
2009	574,591	407,991	17,800	148,800
2010	360,766	337,816	-	22,950
2011	215,750	215,750	-	-
2012	195,000	195,000	-	-
Thereafter	146,250	146,250	-	-
Totals	$2,104,082	$1,689,886	$ 71,446	$342,750

Rental expense under all operating leases and licensing agreements was $737,988 for the year ended December 31, 2007.

Note 10 - Litigation:

The Company is a party to two arbitration filings before the Financial Industry Regulatory Authority filed by customers of the Company. The claims relate to excessive losses in the customers' accounts. Outside counsel for the Company has advised at this stage they cannot offer an opinion as to the probable outcomes. The Company maintains insurance coverage which contains certain limitations and deductibles. The Company intends to vigorously defend their position. The Company has accrued for legal defense costs not covered by insurance as of December 31, 2007.

Note 11 - Retirement plans:

The Company maintains a retirement plan under Section 401(k) of the Internal Revenue Code covering all qualified employees. The Company does not provide for any contributions.

Note 12 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2007, the Company had net capital of $245,461, which was $182,150 in excess of its required net capital of $63,311. The Company's aggregate indebtedness to net capital as defined was 387%.

<u>Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission</u>

Shareholders of
E1 Asset Management, Inc.
New York, New York

We have audited the accompanying financial statements of E1 Asset Management, Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 26, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Murphy, Miller & Baglieri LLP

Glen Rock, New Jersey
February 26, 2008

65 Harristown Road • Glen Rock, NJ 07452 • (201) 612-0015 • Fax: (201) 612-4669
www.mmbllp.biz

E1 ASSET MANAGEMENT, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net capital		
Total stockholder's equity qualified for net capital		$ 679,272
Deductions:		
Non-allowable assets:		
Furniture, fixtures & equipment, net	153,556	
Prepaid expenses	64,237	
Other assets	214,920	
Total deductions		432,713
Haircut		1,098
Net capital		$ 245,461
Aggregate indebtedness:		
Total aggregate indebtedness liabilities		$ 949,675
Computation of basic net capital requirements		
Minimum net capital required		$ 63,311
Excess net capital		$ 182,150
Excess net capital at 1,000%		$ 150,493
Percentage of aggregate indebtedness to net capital		387%

Reconciliation with Company's computation:
(included in Part IIV of Form X-17A-5 as of December 31, 2007)

There is no difference between the Company's computation of net capital and the amended focus report.

See Notes to Financial Statements.

END